SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                             Commission File Number 0-1437
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                           NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K   |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q   |_| Form N-SAR

               For Period Ended: December 31, 2001
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               |_| Transition Report on Form 10-K
               |_| Transition Report on Form 20-F
               |_| Transition Report on Form 11-K
               |_| Transition Report on Form 10-Q
               |_| Transition Report on Form N-SAR

               For the Transition Period Ended:
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      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

                    THE FIRST REPUBLIC CORPORATION OF AMERICA
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                            Full name of registrant


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                            Former name if applicable

                                302 FIFTH AVENUE
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            Address of principal executive office (Street and number)

                            NEW YORK, NEW YORK 10001
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                            City, state and zip code

                                    PART II
                            RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|_| | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
|X| | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed
    |     on or before the 15th calendar day following the prescribed due date;
    |     or the subject quarterly report or transition report on Form 10-Q, or
    |     portion thereof will be filed on or before the fifth calendar day
    |     following the prescribed due date; and
    |
|_| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.

                                    PART III
                                   NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Financial information from foreign subsidiaries will not be received in sufficient time.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     HARRY BERGMAN                                 (212)         279-6100
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       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      On October 4, 2000, Registrant sold the office building owned by it at 250 West 39th Street, New York, New York to 250 West 39th Street, LLC, an unaffiliated third party, for $20,800,000. The property was owned by Registrant free and clear of mortgages. After deducting expenses and adjustments of approximately $750,000, Registrant received net proceeds of approximately $20,050,000. Registrant recognized a gain of approximately $18,600,000 in connection with the sale. Other than the recognition of such gain in the corresponding period for the last fiscal year, it is anticipated that the earnings statements to be included in the subject report will not reflect any significant change in results of operations from the corresponding period for the last fiscal year.

                    THE FIRST REPUBLIC CORPORATION OF AMERICA
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date February 14, 2001                  By /s/ Harry Bergman
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                                           Name:  Harry Bergman
                                           Title: President

            Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).